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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
                           (PURSUANT TO SECTION 13(E)
                     OF THE SECURITIES EXCHANGE ACT OF 1934)
                               -------------------

                                  ACORDIA, INC.
                              (NAME OF THE ISSUER)

                             AICI ACQUISITION CORP.

                        ANTHEM INSURANCE COMPANIES, INC.
                       (NAME OF PERSONS FILING STATEMENT)

                          COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   004929 10 5
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                -----------------
                               PATRICK M. SHERIDAN
                             AICI ACQUISITION CORP.
                        ANTHEM INSURANCE COMPANIES, INC.
                               120 MONUMENT CIRCLE
                           INDIANAPOLIS, INDIANA 46204
                            TELEPHONE: (317) 488-6000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
  TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                              --------------------

                                    Copy to:
                              JAMES H. GROSS, ESQ.
                         VORYS, SATER, SEYMOUR AND PEASE
                        P.O. BOX 1008, 52 EAST GAY STREET
                             COLUMBUS, OH 43216-1008
                            TELEPHONE: (614) 464-6400

         This statement is filed in connection with (check the appropriate box):

a.       [ ]  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.       [ ]  The filing of a registration statement under the Securities Act of 1933.
c.       [X]  A tender offer.
d.       [ ]  None of the above.

         Check the following box if the soliciting materials or information
statement referred to in checking box (a) are preliminary copies.     [ ]


                            CALCULATION OF FILING FEE

========================================================================================================
              Transaction Valuation*                                     Amount of Filing Fee**
--------------------------------------------------------------------------------------------------------
                  $287,431,560                                                   $57,487
========================================================================================================


* For purposes of calculation of the filing fee only. Assumes the purchase, at a purchase price of $40.00 per share of Common Stock, of 7,185,789 shares of Common Stock of the Subject Company, representing all of such Common Stock outstanding on a fully diluted basis (assuming the exercise of options and warrants to acquire shares of Common Stock and excluding shares of Common Stock owned by the Bidders). The above calculation is based on the most recent publicly available data for the Subject Company.



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**  The amount of the filing fee, calculated in accordance with Regulation
    240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  $57,487     Filing Party: AICI Acquisition Corp.
    Form of Registration No.: 14D-1/13D/A  Date Filed:  June 6, 1997




















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

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement (this "Statement") relates to a tender offer by AICI Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Anthem Insurance Companies, Inc., an Indiana mutual insurance company ("Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Acordia, Inc., a Delaware corporation (the "Subject Company"), at a price of $40.00 per share of Common Stock, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 6, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as amended from time to time, together constitute the "Offer"), copies of which are filed as Exhibits
(a)(1) and (a)(2) , respectively, to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by the Purchaser and Parent with the Securities and Exchange Commission on the date hereof. This Statement is being filed by the Purchaser and Parent.

         The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 of the information required to be included in response to the items of this Statement. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated by reference as set forth in the Cross Reference Sheet and in the responses to each item of this Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the Schedule 14D-1.

         The information contained in this Statement concerning the Company, including, without limitation, information concerning the Company's capital structure and historical financial statements, directors and executive officers was obtained from the Company's publicly available filings with the Securities and Exchange Commission. Neither the Purchaser nor Parent takes any responsibility for the accuracy of such information.


                     CROSS-REFERENCE SHEET TO SCHEDULE 14D-1

Item and Caption of Schedule 13E-3                                                        Item of Schedule 14D-1

1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.
     (a) - (c)...................................................
     (d) - (f)...................................................                                1(a) - (c)
                                                                                                 *
2.   IDENTITY AND BACKGROUND.
     (a) - (g)...................................................                                2
3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
     (a) - (b)...................................................                                3
4.   TERMS OF THE TRANSACTION.
     (a) - (b)...................................................                                *
5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.
     (a) - (g)...................................................                                5
6.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a).........................................................                                4(a)
     (b).........................................................                                *
     (c).........................................................                                4(b)
     (d).........................................................                                *
7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
     (a).........................................................                                5
     (b) - (d)...................................................                                *
8.   FAIRNESS OF THE TRANSACTION.
     (a) - (f)...................................................                                *
9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.
     (a) - (c)...................................................                                *
10.  INTEREST IN SECURITIES OF THE ISSUER.
     (a) - (b)...................................................                                6
11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S
     SECURITIES..................................................                                7
12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE
     TRANSACTION.
     (a) - (b)...................................................                                *
13.  OTHER PROVISIONS OF THE TRANSACTION.
     (a) - (c)...................................................                                *
14.  FINANCIAL INFORMATION.
     (a) - (b)...................................................                                *
15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.
     (a).........................................................                                *
     (b).........................................................                                8
16.  ADDITIONAL INFORMATION......................................                                10(f)
17.  MATERIAL TO BE FILED AS EXHIBITS............................                                11


*  Not Applicable

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a)-(c) The answers to Items 1(a)-(c) of the Schedule 14D-1 are incorporated herein by reference. Information concerning the approximate number of holders of record of the Common Stock is set forth in the section entitled "INTRODUCTION" of the Offer to Purchase and is incorporated herein by reference.






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


         (d) The information set forth in the sections entitled "THE TENDER OFFER--Price Range of the Common Stock; Dividends on the Common Stock" and "THE TENDER OFFER--Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" of the Offer to Purchase and in Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(g) The answers to Item 2 of the Schedule 14D-1 are incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTION OR NEGOTIATIONS.

         (a)-(b) The answers to Item 3 of the Schedule 14D-1 are incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "INTRODUCTION," "THE TENDER OFFER--Terms of the Offer," "THE TENDER OFFER--Procedures for Tendering Common Stock," "THE TENDER OFFER--Withdrawal Rights," "THE TENDER OFFER--Acceptance for Payment and Payment," "THE TENDER OFFER--Certain Conditions of the Offer" and "THE TENDER OFFER--Certain Legal Matters" of the Offer to Purchase and in the Letter of Transmittal is incorporated herein by reference.

         (b) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase relating to the treatment of the Common Stock is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(e) The answers to Items 5(a)-(e) of the Schedule 14D-1 are incorporated herein by reference.

         (f)-(g) The answers to Items 5(f)-(g) of the Schedule 14D-1 are incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The answer to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

         (b) The information set forth in the section entitled "THE TENDER OFFER--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

         (c) The answer to Item 4(b) of the Schedule 14D-1 is incorporated herein by reference.

         (d)  Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference.





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          (b)-(d) The information set forth in the sections entitled
"INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Fairness of the Offer," "SPECIAL FACTORS--Analysis of Credit Suisse First Boston as Financial Advisor to Parent," "SPECIAL FACTORS--Purpose of the Offer and the Merger; Plans for the Company," "SPECIAL FACTORS--Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions," "SPECIAL FACTORS--Certain Federal Income Tax Consequences," "THE TENDER OFFER--Certain Effects of the Offer," "THE TENDER OFFER--Certain Information Concerning the Company," "THE TENDER OFFER--Certain Information Concerning Parent and Purchaser" and "THE TENDER OFFER--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

          (a)-(e) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Analysis of Credit Suisse First Boston as Financial Advisor to Parent," "SPECIAL FACTORS--Fairness of the Offer," "SPECIAL FACTORS--Purpose of the Offer and the Merger; Plans for the Company" and "SPECIAL FACTORS--Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" of the Offer to Purchase is incorporated herein by reference.

         (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

          (a)-(c) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Analysis of Credit Suisse First Boston as Financial Advisor to Parent" and "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The answers to Item 6 of the Schedule 14D-1 are incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The answer to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a)-(b) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Fairness of the Offer" and "SPECIAL FACTORS--Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" of the Offer to Purchase is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "SPECIAL FACTORS--Appraisal Rights" and "THE TENDER OFFER--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

         (a) The information set forth in the section entitled "THE TENDER OFFER--Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.





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         (b)  Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

          (a) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Analysis of Credit Suisse First Boston as Financial Advisor to Parent," "SPECIAL FACTORS--Purpose of the Offer and the Merger; Plans for the Company" and "SPECIAL FACTORS--Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" of the Offer to Purchase is incorporated herein by reference.

         (b) The answer to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

         The answer to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Not applicable.

(b)(1)   Fairness opinion of Credit Suisse First Boston Corporation dated
         May 30, 1997 (previously filed as exhibit (c)(3) to the Schedule 14D-1 and incorporated herein by reference).

(b)(2) Presentation of Credit Suisse First Boston Corporation delivered to the Board of Directors of Anthem Insurance Companies, Inc. on
         May 30, 1997 (portions thereof have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission).

(c)(1) Agreement and Plan of Merger dated as of June 2, 1997, among the Company, Parent and the Purchaser (previously filed as exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference).

(c)(2) Complaint filed in Crandon Capital Partners v. Acordia, Inc., et. al (Del. Ch. June 5, 1997) (previously filed as exhibit (c)(4) to the
         Schedule 14D-1 and incorporated herein by reference).

(c)(3) Complaint filed in Sherry Levinson v. Acordia, Inc., et. al. and Anthem Insurance Companies, Inc. (Del. Ch. June 5, 1977) (previously filed as exhibit (c)(5) to the Schedule 14D-1 and incorporated herein by referance).

(d)(1) Offer to Purchase (previously filed as exhibit (a)(1) to the Schedule 14D-1 and incorporated herein by reference).

(d)(2) Letter of Transmittal (previously filed as exhibit (a)(2) to the Schedule 14D-1 and incorporated herein by reference).

(d)(3) Notice of Guaranteed Delivery (previously filed as exhibit (a)(3) to the Schedule 14D-1 and incorporated herein by reference).

(d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed as exhibit (a)(4) to the Schedule 14D-1 and incorporated herein by reference).

(d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed as exhibit (a)(5) to the Schedule 14D-1 and incorporated herein by reference).

(d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (previously filed as exhibit (a)(6) to the Schedule 14D-1 and incorporated herein by reference).

(d)(7) Form of Summary Advertisement, dated June 6, 1997 (previously filed as exhibit (a)(7) to the Schedule 14D-1 and incorporated herein by reference).

(d)(8) Text of Press Release, dated June 2, 1997, issued by Purchaser (previously filed as exhibit (a)(8) to the Schedule 14D-1 and incorporated herein by reference).

(e) Section 262 of the General Corporation Law of the State of Delaware (included as Annex I to the Offer to Purchase and incorporated herein by reference).

(f)      Not applicable.






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                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   June 6, 1997



                                      AICI ACQUISITION CORP.


                                      by: /s/ Patrick M. Sheridan
                                         -----------------------------
                                      Title: Treasurer


                                      ANTHEM INSURANCE COMPANIES, INC.


                                      by: /s/ Patrick M. Sheridan
                                         -----------------------------
                                      Title: Executive Vice President











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                                  EXHIBIT INDEX

EXHIBIT                                                                                        PAGE
NUMBER         EXHIBIT NAME                                                                   NUMBER
--------  ----------------------------------------------------------------------

(a)       Not applicable.

(b)(1)    Fairness opinion of Credit Suisse First Boston Corporation dated
          June 2, 1997 (previously filed as exhibit (c)(3) to the Schedule 14D-1 and incorporated herein by reference)

(b)(2) Presentation of Credit Suisse First Boston Corporation delivered to the Board of Directors of Anthem Insurance Companies, Inc. on May
          30, 1997 (portions thereof have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange
          Commission).

(c)(1) Agreement and Plan of Merger dated as of June 2, 1997, among the Company, Parent and the Purchaser (previously filed as exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference).

(c)(2)    Complaint filed in Crandon Capital Partners v. Acordia, Inc., et. al.
          (Del. Ch. June 5, 1997) (previously filed as exhibit (c)(4) to the
          Schedule 14D-1 and incorporated herein by reference).

(c)(3) Complaint filed in Sherry Levinson v. Acordia, Inc., et. al. and Anthem Insurance Companies, Inc. (Del. Ch. June 5, 1997) (previously filed as exhibit (c)(5) to the Schedule 14D-1 and incorporated herein by reference).

(d)(1)    Offer to Purchase (previously filed as exhibit (a)(1) to the Schedule
          14D-1 and incorporated herein by reference).

(d)(2) Letter of Transmittal (previously filed as exhibit (a)(2) to the Schedule 14D-1 and incorporated herein by reference).

(d)(3) Notice of Guaranteed Delivery (previously filed as exhibit (a)(3) to the Schedule 14D-1 and incorporated herein by reference).

(d)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees (previously filed as exhibit (a)(4) to the Schedule
          14D-1 and incorporated herein by reference).

(d)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees (previously filed as exhibit (a)(5) to the Schedule 14D-1 and incorporated herein by reference).

(d)(6)    Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9 (previously filed as exhibit (a)(6) to the Schedule 14D-1 and incorporated herein by reference).

(d)(7) Form of Summary Advertisement, dated June 6, 1997 (previously filed as exhibit (a)(7) to the Schedule 14D-1 and incorporated herein by reference).

(d)(8)    Text of Press Release, dated June 2, 1997, issued by Purchaser
          (previously filed as exhibit (a)(8) to the Schedule 14D-1 and incorporated herein by reference).

(e)       Section 262 of the General Corporation Law of the State of Delaware
          (included as Annex I to the Offer to Purchase and incorporated herein by reference).

(f)       Not applicable.


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